www.netapp.com	408 822 6000 Tel	3060 Olsen Drive San Jose, CA 95128 United States

March 10, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Robert Littlepage, Accounting Branch Chief

Inessa Kessman, Senior Staff Accountant

Re:	NetApp, Inc.

Form 10-K for the Fiscal Year Ended April 29, 2022

Filed June 16, 2022

Form 10-Q for the Quarterly Period Ended October 28, 2022

Filed December 1, 2022

File No. 000-27130

Ladies and Gentlemen:

NetApp, Inc. (the “Company”) submits this letter to you in response to your letter of February 24, 2023, which sets forth a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings. For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed the comment with our response in regular, un-bold type.

Form 10-Q for the quarterly period ended October 28, 2022

14. Segment, Geographic, and Significant Customer Information, page 22

1.

We note your response to our prior comment one. However, we also note that your business section and MD&A both have qualitative discussions as to the different subcategories of products. In addition, on page 30 you state “support revenues increased in the second quarter and first six months of fiscal 2023 compared to the corresponding periods of the prior year, primarily due to growth in sales of all-flash systems (which carry a higher support dollar content than our other products).” Furthermore, you highlight all-flash array business growth of 2% in your Earnings Slides and Earnings Summary. Given your own disaggregation of revenue streams, please further clarify why you believe these product lines are similar. Your analysis should be detailed and discuss what makes these product lines similar as well as what makes them different.

Response

The Company respectfully acknowledges the Staff’s comment. We included a qualitative discussion of our subcategories of products in the business section and MD&A, as we believe this information helps investors and other readers obtain a general understanding of our products, including the types of workloads each product subcategory is best suited to address. These descriptions may also be helpful to investors and other readers in allowing them to compare our products to those of competitors. Despite this qualitative discussion, we believe our subcategories of products to be similar in accordance with ASC 280-10-50-40, based on our analysis below.

As stated in the business section of our Annual Report on Form 10-K for the fiscal year ended April 29, 2022 (FY’22), the primary subcategories of our storage infrastructure products are (i) NetApp All-Flash FAS (AFF) series, which are all-flash array products (“AFF”), (ii) NetApp Fabric Attached Storage (FAS) series, which are hybrid flash products (“FAS”), (iii) NetApp StorageGRID, which are object storage systems, (iv) NetApp E/EF series, (v) NetApp SolidFire and (vi) NetApp FlexPod.

Most of our all-flash array product revenues are derived from the sale of our AFF products, while most of our hybrid flash product revenues are derived from the sale of FAS products. For FY’22 and the first nine months of the fiscal year ending April 28, 2023 (FY’23), over 85% of our total product revenues line item was generated from the sale of AFF products and FAS products. Accordingly, though we consider all our products to be similar in accordance with ASC 280-10-50-40, for simplicity, we have focused our detailed analysis on our AFF and FAS products.

1)	Nature of the products

Our AFF products and FAS products are similar in nature in the following ways:

•

Both AFF products and FAS products are configured storage solutions, comprised of hardware and operating system software, which are both fundamentally designed to fulfill customer data storage and data management needs. (International Data Corporation, a global publisher of market research and analysis, includes both all flash products and hybrid flash products in the same market, i.e. the enterprise external storage systems market.)

•

The storage system hardware for both AFF and FAS products is comprised of substantially the same types of hardware components. Specifically, all our AFF products and FAS products are both comprised of a chassis, controllers, drive shelves, storage (i.e., comprising hard disk drives (“HDDs”), solid state drives (“SSDs”), or a combination of HDDs and SSDs), switches and other hardware components.

•

Both AFF products and FAS products leverage the same proprietary NetApp ONTAP data management operating system software, which is essential to their functionality, to deliver customers the data management capabilities of the storage solution.

Our AFF products contain storage comprised of SSDs (also referred to as flash drives), while our FAS products contain storage comprised of both SSDs and HDDs, or in certain cases only HDDs. SSDs have been, and currently are, more expensive than HDDs, and accordingly, we incur a higher cost to manufacture AFF products than FAS products, and we typically sell AFF products at higher prices than FAS products. The inclusion of only SSDs in our AFF products makes them preferred for managing data workload types where low latency performance (i.e., ability to process data with minimal delay) is important. FAS products are designed to provide a balance of performance and capacity, and their lower price make them preferred for managing workload types where low latency is not as important. Note, while both AFF products and FAS products use the exact same ONTAP operating system software, AFF products leverage certain ONTAP software features and functionalities to a greater extent than FAS products, which supports their ability to address more demanding data management activities with higher levels of performance and efficiency.

Importantly, AFF products and FAS products are designed to be compatible, which is supported by their use of the same ONTAP operating system software. Specifically, AFF and FAS products can be clustered together in different combinations to allow customers to run and manage mixed workloads on the same storage infrastructure.

Given that both AFF products and FAS products are storage solutions used for the same fundamental purpose (i.e. data storage and data management), are comprised of substantially the same types of hardware components, leverage the same operating system software, and are designed to work together, we consider them to be similar in nature. We believe these key similarities outweigh the differences related to latency performance and the extent to which certain ONTAP features and functionalities are leveraged.

2)	Nature of the production processes for the products

We do not manufacture any of our storage products at NetApp-owned or operated facilities, but rather outsource manufacturing to a limited number of third-party contract manufacturers. AFF products and FAS products are manufactured via the same manufacturing process (which consists of assembling the various hardware components of the storage infrastructure product and loading the ONTAP software onto the product), by the same contract manufacturers (i.e. each contract manufacturer we use supports the production of both product subcategories).

As noted above, both AFF products and FAS products run on the same ONTAP operating system software, which was developed by, and continues to be enhanced by, a single team of NetApp software engineers.

Based on the factors above, we consider the nature of the production process for our AFF products and FAS products to be the same.

3)	The type and class of customers for the products

As noted above, AFF products are designed for more demanding workloads, while FAS products are generally appropriate for less-demanding ones. While this distinction may mean certain customer types have a greater percentage of workloads better suited to either AFF products or FAS products, the vast majority of our customers, across all industries and geographies, manage a variety of different types of data and related workloads in running their businesses. Accordingly, both AFF products and FAS products, rather than just one or the other, are viable storage solutions for most of our customers, as evidenced by our sales trends.

During FY’22 and the first nine months of FY’23, the majority of individual customers who purchased our AFF or FAS storage infrastructure products purchased both AFF products and FAS products (as opposed to just one subcategory), including almost all of our largest customers.

In addition, while there is variation in the relative product subcategory sales split across customers in different industries (e.g., sales to customers in certain industries are more heavily weighted to AFF, while sales to customers in other industries are more evenly split between AFF and FAS), during FY’22 and the first nine months of FY’23, we have made sales of both AFF products and FAS products (as opposed to only one subcategory) to customers in each major industry, including: Reseller and Integrator, Education, Energy, Entertainment and Media, Financial Services, Healthcare, Technology, Internet, Life Sciences, Manufacturing, Professional Services, Retail and Wholesale, Telecommunications, Transportation and Logistics, and Government.

Based on the factors above, we consider the customer bases for our AFF products and FAS products to be similar.

4)	The methods used to distribute the products

The methods used to distribute both AFF products and FAS products are the same. Hardware systems for both product lines are generally shipped directly to the end customer from our third-party contract manufacturers. The ONTAP operating system software used by both AFF products and FAS products is included on the hardware systems shipped.

Both AFF products and FAS products are sold both 1) directly to end customers and 2) indirectly through channel partners, including distributors, value-added resellers, and system integrators. NetApp also maintains a global salesforce, that reports under one sales leader, that is responsible for selling both AFF products and FAS products.

Based on the factors above, we consider the methods used to distribute our AFF and FAS products to be the same.

5)	Nature of the regulatory environment

The nature of the regulatory environment is the same for both our AFF products and FAS products. For instance, the various laws and regulations that govern the manufacturing, sourcing, distribution and use of our products as referenced in the “Risk Factors” section of our Annual Report on Form 10-K apply to both AFF products and FAS products, and similarly both subcategories of products are subject to various environmental laws and local regulations relating to carbon emissions, the use and discharge of hazardous materials, the use of certain minerals originating from identified conflict zones, and other requirements.

Conclusion regarding similarity of products

Based on all the factors above, we consider our AFF products and FAS products to be similar. We also consider our other more minor products to be similar to our AFF and FAS products, on the basis that most of the characteristics described above also apply to such products. We therefore believe that the single product revenues line item in our existing reportable segments disclosure reflects the appropriate grouping of our products in accordance with ASC 280-10-50-40.

Support

We sell support contracts for our products, and consider all support contracts to be similar, regardless of the subcategory of product to which they relate. Consistent with product revenues, for FY’22 and the first nine months of FY’23, over 85% of our total support revenues line item was derived from support contracts related to AFF products and FAS products. Therefore, for simplicity, we have focused our detailed analysis below on support contracts pertaining AFF products and to FAS products.

Support contracts for AFF products and FAS products provide customers with remote technical support for the product, replacement parts delivery services, and certain other support-related services. Customers have the option to buy several different levels of support contracts, with higher level contracts generally providing faster technical support response times and faster parts replacement than more basic contracts.

Any level of support contract may be purchased by a customer for any of our AFF products or FAS products. For a particular-level support contract, the nature of the contractual support services are the same regardless of whether the contract pertains to an AFF product or FAS product. Additionally, the support services are delivered in the same manner (e.g., via technical support phone calls, physical shipment of replacement parts), and by the same NetApp personnel, regardless of the subcategory of product. Further, since support contract sales are driven by the sales of the respective products to which they relate, consistent with our analysis in the Products section above, the support contracts for both AFF products and FAS products have similar customer bases. They are also both sold by the same global salesforce. As noted above, we generally sell our AFF products at a higher price than our FAS products, and accordingly the support dollars associated with AFF products are typically higher, given we price support based on product list price.

Conclusion regarding similarity of support

Based on all the factors above, we consider our support contracts related to AFF products and to FAS products to be similar. The similarities outlined above are also substantially consistent for support contracts related to our other more minor products. We therefore believe that the single support revenue line item in our existing reportable segment disclosure reflects an appropriate grouping of support services in accordance with ASC 280-10-50-40.

Other Considerations

We considered your comment about our disclosure of all flash array business annual run rate in our Earnings Slides and Earnings Summary. As defined in those materials, the all-flash net revenue run rate we reference is meant to be a forward-looking indicator of revenue and is computed as our all-flash array product revenues (mostly derived from AFF products) plus associated services (primarily support) revenues in a particular quarter multiplied by four. We introduced this run rate measure several years ago as we believed it may assist investors with evaluating our AFF revenue prospects as compared to certain competitors that, unlike NetApp, only sell all-flash storage systems. While we believe this measure and growth rate may aid investors in this specific instance, we continue to consider our AFF products to be similar to our FAS and other products (and consider all our support contracts to be similar) in accordance with ASC 280-10-50-40, based on our analysis above.

* * * * *

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct those to me at (408) 822-4599 or mike.berry@netapp.com. Thank you for your assistance.

Sincerely,

/s/ Michael Berry

Michael Berry
Executive Vice President and Chief Financial Officer, NetApp, Inc.

cc:	Elizabeth O’Callahan, Executive Vice President, Chief Legal Officer, NetApp, Inc.

Amy Meese, Vice President, Corporate Legal, NetApp, Inc.

Bobby Parks, Vice President and Chief Accounting Officer, NetApp, Inc.

Brian Baer, Deloitte & Touche LLP